Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Abigail S. Wexner

Address of Joint Filer:	c/o Limited Brands, Inc.

Three Limited Parkway

Columbus, OH 43216

Relationship of Joint Filer to Issuer:	Director

Issuer Name and Ticker or Trading Symbol:	Limited Brands, Inc. (LTD)

Date of Earliest Transaction Required

to be Reported (Month/Day/Year):	3/1/2010

Designated Filer:	Leslie H. Wexner

Signature:

  /s/  Abigail S. Wexner

Abigail S. Wexner

March 3, 2010

Date